August 27, 2026

Wing Fung Alfred Siu
Chief Executive Officer
NewGenIvf Group Limited
36/39-36/40, 13th Floor, PS Tower
Sukhumvit 21 Road (Asoke)
Khlong Toei Nuea Sub-district
Watthana District, Bangkok 10110
Thailand

        Re: NewGenIvf Group Limited
            Registration Statement on Form F-1
            Filed August 20, 2026
            File No. 333-298442
Dear Wing Fung Alfred Siu:
     We have conducted a limited review of your registration statement and have the following comments.
       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.
       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Prospectus Summary
Exclusive Agency Agreement with PredicXion Group Limited, page 29

1. We note your response to comment 2, including your revised disclosure on page 29. You state that the agency arrangement is a separate commercial initiative that leverages the
       Company   s established presence, business relationships, local market knowledge and
       professional network across the Asia-Pacific region. Please revise to further discuss the specific services to be rendered by NewGenIvf in connection with the promotion, marketing and facilitation of the K25.ai platform in the referenced markets.
 August 27, 2026
Page 2
Audited Consolidated Financial Statements, page F-1

2. We note your disclosure that the company effected a 1-for-3 reverse stock split of its issued and unissued shares on July 6, 2026, and that the company will be effecting a 1-for-
       3 reverse stock split of its issued and unissued shares on September 1, 2026. Please revise your audited financial statements to reflect the reverse stock split effected on July 6, 2026.
       Please also revise your audited financial statements to reflect the reverse stock split contemplated for September 1, 2026, once effected.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
       Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services
cc:    Steve Lin, Esq.